Item 77E - DWS High Income Trust
On December 7, 2010, DWS High Income Trust was named as a defendant in the First Amended Compliant and Objection to Claims filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit Tribune Company, et al., Debtors, Official Committee of Unsecured Creditors v. JPMorgan Chase Bank, N.A. et al. (the "Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction
("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO ("LBO Debt") and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The Lawsuit seeks to avoid the obligations on the LBO Debt and to recover payments of principal and interest made by the Tribune Company on the LBO Debt.
The Fund currently holds LBO Debt securities and has received approximately $57,108 in interest payments and $8,500 in principal payments as of November 30, 2011. All proceedings on the Lawsuit were stayed pending a decision by the Bankruptcy Court on which of two proposed plans of reorganization would be confirmed. One of the plans proposed to settle the litigation, while the other plan proposed to proceed with the litigation. The Bankruptcy Court recently rejected both plans. The decision rejecting the plan proposing to proceed with the litigation has been appealed and a revised plan proposing to settle the litigation has been submitted to the Bankruptcy Court. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on the Fund.


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CHICAGO/#2224751.1
 For internal use only